July 22, 2005

Mail Stop 4561


Wayne A. Schellhammer
President and Chief Executive Officer
American Caresource Holdings, Inc.
8080 Tri-Star Drive
Irving, Texas 75063


Re:	American Caresource Holdings, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
Filed on July 7, 2005
	File No. 333-122820

Dear Mr. Schellhammer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. We note your response to Comment 4. In the third full paragraph on the Cover Page you state that the "selling shareholder is not obligated to sell its shares at any fixed price and has indicated that it intends to sell its shares from time to time only if and when a public market for ACS common stock is established at prices prevailing in such market. We currently estimate that our common stock will have a value of $.41 per share upon the effective date of this prospectus, which price will likely change if and when a public market in the shares of Common Stock is established." Please revise this disclosure to state the fixed price (or price range) at which your selling shareholder will sell its shares prior to your shares being quoted on the OTC Bulletin Board and thereafter at prevailing market prices, or privately negotiated prices. Refer to Item 501 of
Regulation S-B and Item 16 to Schedule A.

Security Ownership of Certain Beneficial Owners and Management and Selling Shareholders
2. Please revise the first two sentences to remove the implication that this prospectus registers the distribution of shares to Patient
InfoSystems ("PATY"). We note from your disclosure on the cover page and in the Distribution section that the 1,000,000 shares being registered for resale are currently held by PATY. Therefore, it is not appropriate to register the distribution of these shares to PATY.

Financial Statements

3. As a follow-up to the conference call on July 22, 2005, please expand your critical accounting policies and intangible asset footnote to discuss your attrition data and any significant trends related to your provider contracts. This discussion should be updated in future filings as material changes occur. Further, please provide an expanded analysis of the annual impairment test you will perform. You should address items considered in your impairment analysis such as contract terminations, cash flow projections, etc.


Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
551-
3856 or the undersigned at (202) 551-3694 with any other questions.


      Sincerely,



      Owen Pinkerton
      Senior Counsel


cc:	Jeffrey A Baumel, Esq. (via facsimile)
      McCarter & English, LLP




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Wayne A. Schellhammer
American Caresource Holdings, Inc
July 22, 2005
Page 1